Dear Shareholder,

Please find attached the following documents you will need for the Annual General Meeting scheduled for May 25, 2006:

(a)	Letter from our Chairman & Vice Chairman;

(b)	Letter from our President & CEO;

(c)	Notice of Annual General Meeting of Shareholders;

(d)	Information Circular of the Corporation;

(e)	a form of Proxy;

(f)	a Voting Instruction Form

(g)	a form of Request for Annual and Interim Financial Statements and MD&A.

The audited consolidated financial statements for the fiscal year ended December 31, 2005, management discussion and analysis (MD&A), and annual information form (20F) have been filed with SEDAR in Canada and EDGAR in the United States. They are available on our web site at www.norsat.com. If you have any questions regarding any of the enclosed forms please feel free to call me at (604) 292-9032 or by email at gdorin@norsat.com.

Yours sincerely,

George Dorin

CFO and Corporate Secretary

April 25, 2006

Dear Shareholders:

At the annual shareholder’s meeting in May 2005, a new Board of Directors, broad-based in business experience, was selected by the shareholders to set the direction of Norsat International Inc. for 2005. At the same time, the Board welcomed William Coyne as the new Chief Executive Officer and President to provide the leadership in setting the strategic direction for the future. The Board and the new management team quickly identified the key challenges and programs that were essential to take the company to the next level.

The Board of Directors adopted the following strategic objectives for 2005.

Seasoned Management: There has been significant turnover in the top level of management of Norsat over the years. The Board felt it needed a team that could quickly come together to steer the company through the next phases of growth.

Financial Reporting Systems: The new management team soon judged that the reporting systems of the company were inadequate to support the basic financial structure and the new compliance requirements of the company. Supported by the Board, measures were taken to improve them.

Capitalization: The Company needed a capital plan to support the future growth of the company. At the direction of the Board, the management structured a program to raise capital and closed the first phase of financing on March 3rd, 2006.

Business Model: The Board wanted to see a business model that was structured to ensure sustained sales growth and profitability. Management has implemented the model and has tied it closely to the ongoing operational decisions of the company.

At the direction of the Board, the management has implemented specific strategic initiatives.

Investment in GLOBETrekker: GLOBETrekker is a next generation lightweight, highly automated product. It is ideal for the broader market segments, both within the defense and the commercial markets. The capital raised on March 3rd, 2006 was used primarily to bring GLOBETrekker to market.

Develop a broader base for Satellite Sales: Norsat entered into a number of strategic alliances in the United States and Europe to penetrate markets outside the United States Government, where sales tend to be large yet sporadic over the annual buying cycle. Also, there was a concentrated effort to restore the importance and growth of the microwave business unit.

The Board took a strong position on higher standards of corporate governance. The Board is independent. The Board decided to create the position of Vice Chairman to work with the Chairman to strengthen the communications with the management of the Company. Commitment to higher standards means the entire Board thoroughly reviews management performance reports generated weekly. Finally, three of the five Board members serve on the Audit Committee to ensure compliance with Sarbanes-Oxley 404 and Bill 198, which apply to all reporting issuers in the United States and Canada.

On behalf of the Board of Directors, we extend our thanks and appreciation to President and CEO, Bill Coyne and his management team for providing the leadership necessary to implement the many positive changes over the past year. The Board would also like to thank the shareholders of Norsat for their continued support of this Company.

May 1, 2006

Dear Shareholder:

In 2005, we increased sales by 3.4% over the previous year, to $18.11 million. Sales in the Satellite Systems business unit held steady at $8.1 million even though volume increased by 11%. Growth in sales volume was offset, in large part, by a 7.5% decline in the US dollar. The Microwave business unit grew by 5.9% to $10.1 million, and helped sustain the Company's year-to-year sales growth.

After recording a profit in 2004, the Company incurred a net loss of $5.89 million. This loss was caused primarily by non-recurring expenses. These included consulting fees, legal expenses, regulatory filing fees, and severance agreements along with other charges resulting from changes in the management and board. Other non-recurring expenses included a write down of the goodwill of $0.44 million related to an acquisition in 1998; and a loss of $0.38 million due to the reduction in conversion price of convertible debentures.

Early in my tenure, we decided to address those factors that had historically been constraining the Company’s growth and to make the requisite investments in infrastructure, programs, tools and process development in 2005. Some of those factors constraining our growth were: a limited satellite systems product portfolio that was rapidly falling behind the rest of the industry; an under-resourced sales and marketing infrastructure too dependent on a single customer for satellite revenues and with virtually no effective partnerships or distribution network; relatively high employee and management turnover , outdated processes and tools along with financial management systems that were woefully inadequate to effectively manage the company.

The Management Team spent much of 2005, re-engineering our company to return it to profitability, and sustain and build upon that profitability for the next several years.

Strategy in Context

No longer are we blithely accepting as a fait accompli that our Microwave satellite components business unit is destined to shrink. Despite the continued commoditization in that business, we were able to grow this business unit’s revenues to $10.1 million, an increase of 5.9% over 2004. Through the introduction of new higher margin products, growth in our business with both current and new distributors, and a special program designed specifically to recapture former customers, Norsat was able to deliver an increase in revenues while maintaining strong margins. Also, for the first time, we implemented a program to cross sell our microwave and satellite customers and began to see our first successes in the fourth quarter. At last year’s Annual General Meeting, I spoke about how I believed Norsat could grow this business unit and we did, thanks to the dedication and continued commitment of our experienced team of microwave satellite component specialists. Our objective is to continue to grow this business unit in the future despite the prevailing market pressures.

In the portable satellite terminal business unit, we have dramatically increased our penetration into our largest customer and market opportunity, the United States Department of Defense. Norsat has leveraged its success with the U.S. Army to capture contracts with terminal placements with multiple branches of the U.S. Armed Services and continues to increase its penetration rate throughout. In addition, Norsat experienced successes with other military establishments in both Europe and Asia.

These footholds should be an important source of future growth as the world’s governments acknowledge the need to respond rapidly to asymmetric threats where typical communications infrastructures either insufficient or simply nonexistent. As we have seen with our previous military sales, terminal placements tend to grow in number following the initial acquisition.

We expanded our channels to market with new distributors and partners that operate globally as well as in our target regions. This should prove to be a very efficient and productive way to grow our revenues over the next several years and increase the likelihood of success in various sectors such as Telehealth, Disaster Recovery and Business Continuity. This should also enable us to reduce our current dependence on the military business over time. We will probably always want to serve the military markets but it is our intention to relieve ourselves of a heavy dependence on them as we, and our partners pursue other markets together. The introduction of the GLOBETrekker will greatly enhance our ability to serve these new markets, particularly given the strong and positive reception it has been receiving from various clients and potential clients around the world.

To build on our initial success with the military, we entered into strategic alliances with companies with a strong track record in the defense sector. This should provide us access to a range of previously inaccessible opportunities, and enhance the likelihood of winning contracts. Specifically, we partnered on opportunities with SPAWAR, the US Army, Special Operations Command and several other multi-million dollar opportunities. To further increase the likelihood of participating in the contract award, Norsat is often pursuing the same opportunity with several partners. By operating in this manner it doesn’t matter which one of our network of valued partners wins as long as one of them does. This approach is particularly effective for Norsat since these bids often reflect the potential to sell hundreds of units of portable satellite systems. When and where possible in 2005, Norsat began to bundle satellite bandwidth along with its satellite systems to provide our customers with more of a full service solution. We also initiated discussions with various partners to incorporate a wider set of solutions, including Wi-fi and WIMAX, with the intent of becoming a comprehensive solutions provider.

As only one example of the efficiency of marketing through our partnerships, here is a vivid example from the MILSATCOM show, considered to be the most prestigious Military Satellite show in North America. While Norsat decided not to exhibit in our own booth due to cost constraints, Norsat equipment was displayed prominently in three of our partner’s booths. You could not go anywhere on the convention center floor without running into Norsat solutions being prominently displayed. This serves as graphic proof that our partnering efforts are beginning to gain significant traction and visibility and will continue to serve our company’s interests through the next several years.

In recognition of the fact that rapid, sustained growth is a challenge better met with shared risk than risking it alone, Norsat is outsourcing a significant portion of our manufacturing efforts and is exploring even more opportunities to increase this outsourcing. These efforts should reduce our need for capital, make our use of precious capital more efficient, and enable us to focus resources on higher value activities.

With the addition of GLOBETrekker to our Satellite Systems product portfolio, Norsat has again assumed a leadership position in the industry. Combined with a reinvigorated emphasis on growing our Microwave satellite components business, Norsat is well positioned for an exciting future.

Closing Remarks

Norsat is a different company at the end of 2005 than it was at the beginning. It is better focused on executing our plan; it is committed to outsourcing non-core functions to add efficiencies wherever the opportunity presents itself; and it is growing its network of partners, distributors, and solutions worldwide. We have made and continue to make investments in the people, processes, systems and products necessary to position ourselves for success in the future.

On behalf of all of our Norsat employees and Board of Directors, I would like to extend my personal thanks to all of our loyal shareholders for your continued support.

Yours sincerely,

William Coyne, III
President & CEO

NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of Shareholders of NORSAT INTERNATIONAL INC. (hereinafter called the "Company") will be held in the Stanley Room at the Hyatt Regency, 655 Burrard Street, Vancouver, B.C., V6C 2R7 on Thursday, May 25th, 2006 at 2:00 p.m. (Vancouver time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;

2.	To elect the directors of the Company for the ensuing year;

3.	To appoint Ernst & Young LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.	To transact such other business as may properly be brought before the Meeting.

The consolidated financial statements of the Company for the fiscal year ended December 31, 2005, and the auditors’ report thereon, will be presented at the Meeting and have been filed on SEDAR along with Management’s Discussion and Analysis (“MD&A”) at www.sedar.com. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address. All non-registered Shareholders who receive these materials through a broker or intermediary should complete and return the materials in accordance with instructions or follow the procedures provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, this 21st day of April 2006

BY ORDER OF THE BOARD OF DIRECTORS

"George Dorin"
Chief Financial Officer and Corporate Secretary

NORSAT INTERNATIONAL INC.
Suite 300 - 4401 Still Creek Drive,
Burnaby, British Columbia, Canada
V5C 6G9

INFORMATION CIRCULAR
(Dated as of April 21, 2006)

This Information Circular is furnished to the shareholders of Norsat International Inc. (the “Company”) by management for use at Annual General Meeting (the “Meeting”) of the Company (and any adjournment thereof) to be held on May 25, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.

The Board of Directors of the Company has approved the contents and the sending of this Information Circular. All dollar amounts referred to herein are in Canadian dollars unless otherwise indicated.

PROXIES

Solicitation of Proxies

The accompanying form of proxy is being solicited by and on behalf of the management of the Company. All costs of solicitation by management will be borne by the Company. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. In addition, the Company may retain the services of agents to solicit proxies on behalf of management of the Company. In that event, the Company will compensate any such agent for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and Chief Financial Officer respectively, of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. The signature must conform to the name of the shareholder(s) as registered. To be valid, a proxy must be dated and signed by the shareholder(s) or his attorney authorized in writing. Executors, administrators, trustees or other personal representatives signing on behalf of a registered shareholder(s) should so indicate when signing. Where common shares are held jointly, either owner may sign. Where common shares are held by a company, a duly authorized officer or attorney of the company must sign. If the proxy is executed by the personal representative for an individual shareholder(s) or by an officer or attorney of a corporate shareholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 300 - 4401 Still Creek Drive, Burnaby, British Columbia, V5C 6G9 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Validity of Proxies

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the meeting prior to the commencement of the meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

Voting of Proxies

COMMON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including the Directors and Officers of the Company) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of the Instrument.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 47,062,558 common shares are issued and outstanding as at April 21, 2006.

Only persons registered as shareholders on the books of the Company as of the close of business on April 17, 2006 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

INFORMATION FOR BENEFICIAL HOLDERS OF COMMON SHARES

This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from the Company’s transfer agent, Computershare Investor Services Inc. ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and Internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

MATTERS TO BE ACTED UPON

Consolidated Financial Statements

The consolidated financial statements for the year ended December 31, 2005 are filed on SEDAR at www.sedar.com.

Election of Directors

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Each of the nominees named below has consented to act as a director of the Company. In the event the Company is advised prior to the election of directors at the Meeting that any such individual is unable or unwilling to so act, a proxy in enclosed form will confer discretionary authority on the proxy holder so named to vote for the election of such other individual who may be nominated at the Meeting. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the

Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

Number of
Name, Position and	Principal Occupation	Director Since	Common
Country of Residence			Shares (1)

Mr. Doninelli is Chairman of the Board.
Ugo A. Doninelli
	He is the General Manager and CEO, Prismafin		(2)
(Chairman and Director)		May, 1988	1,985,575
Switzerland	S.A., Chiasso, Switzerland. Mr. Doninelli is a
Director of Nexmedia Technologies Inc.
Mr. Sharpe is Vice Chairman of the Board,
Chairman of the Audit Committee, and member of
James Sharpe [3]	the Compensation Committee. Since 2005 Mr.
Sharpe has been the President of Sharpe
(Director)		May, 2005	Nil
Washington, USA	Associates, a Washington State firm that provides
a wide spectrum of financial management services
to small and medium-sized private firms, and
public entities.
Mr. Caprio is Chairman of the Compensation
Committee and a member of the Audit Committee.
Joseph Caprio [4]	Mr. Caprio has been the President of Cooperative
(Director)	Collegiate Services since 1985, serving as a	May, 2005	Nil
New York, USA	management consultant to a number of businesses.
Mr. Caprio is a former Associate Dean at Colgate
University, Hamilton, NY.
Mr. Dixon is a member of the Audit and
Compensation Committees. Mr. Dixon is currently
a Director of the Seattle Heart and Vascular
Dan Dixon [5]	Institute and a Director of the Seattle Neuroscience
(Director)	Institute. Mr. Dixon was a founding partner of	May, 2005	Nil
Seattle, Washington, USA	Cambridge Partners LLC, of The Celadon Group
Inc, a business development subsidiary of Foster
Pepper & Shefelman, a Seattle based law firm, and
of iCopyright Inc.
Mr. Hoyle experience has included service as in-
Christopher Hoyle [6]	house legal counsel for IBM (UK), and being a
(Director)	partner at McGrigors, (formerly Klegal,) the legal	May, 2005	Nil
London, England	arm of KPMG. Mr. Hoyle is currently a partner
with the law firm Beachcroft Wansbroughs.

NOTES:

(1)	The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.

See "Voting Shares and Principal Holders Thereof".

(2)	Mr. Doninelli by virtue of his position as General Manager and CEO of Prismafin S.A., exercises direction over 1,985,575 common shares of the Company held by Prismafin S.A.

(3)	Became a director on May 20, 2005

(4)	Became a director on May 30, 2005

(5)	Became a director on May 2, 2005

(6)	Became a director on May 3, 2005

Record of Attendance by Directors for the Twelve Months Ended December 31, 2005

	Board Meetings	Board Meetings
Director	Held	Attended
Ugo Doninelli	18	18
Dan Dixon	15	15
Joseph Caprio	11	11
Christopher Hoyle	11	6
James Sharpe	9	9

NOTES:

Directors were appointed at different times during the year and consequently were required to attend a different number of Board Meetings. Committee Meetings were held in conjunction with Board Meetings.

Appointment and Remuneration of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.

The following table sets forth fees paid by the Company to Ernst &Young LLP (in 2005) and KPMG LLP (prior to 2005) for all services in 2005, 2004 and 2003

	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2005	$130,000	$19,100	$0	$0
2004	$115,000	$11,575	$19,450	$0
2003	$86,000	$19,650	$59,950	$0

Audit fees are for the audit of our annual consolidated financial statements.

Audit related fees are primarily for services related to technical accounting issues and review of other statutory filings.

Tax fees are primarily for the preparation of our Canadian and U.S. corporate tax returns and assistance with tax planning.

Other Matters to be Acted Upon

The management of the Company knows of no matters that may be brought before the Meeting other than those referred to in the Notice of Meeting. However, if other matters are brought before the Meeting, the persons named in the enclosed form of proxy intend, at their discretion, to vote on such matters in accordance with the judgement of the person so voting.

STATEMENT OF EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth, for the periods indicated, all annual and long term compensation earned from the Company and its subsidiaries for the year ended December 31, 2005 in respect by each Chief Executive Officer, each Chief Financial Officer, and each of the individuals who were at December 31, 2005, the most highly compensated executive officers of the Company (collectively, the “Named Executive Officers”).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
				Other	Options/	Restricted
Name and				Annual	SARs	Share	LTIP	All Other
Principal		Salary	Bonus	Compensation	Granted	Units	Payouts	Compensation
Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)
William Coyne III [2]
President and Chief	2005	132,045	53,747	8,640	100,000 / Nil	N/A	N/A	Nil
Executive Officer
George Dorin [3]
Chief Financial Officer	2005	42,087	9,267	Nil	Nil / Nil	N/A	N/A	2,087
William Comerford [4]
VP Global Sales	2005	56,639	14,696	Nil	70,000 / Nil	N/A	N/A	Nil
Dr. Amiee Chan[5] Chief	2005	141,453	26,063	4,500	15,000			9,213
Operating Officer	2004	91,907	34,400	6,000	75,000 / Nil	N/A	N/A	6,315
Cameron Hunter [6]	2005	319,005	Nil	2,400	Nil / Nil			Nil
Former President and	2004	200,000	219,025	7,200	Nil / Nil	N/A	N/A	20,951
CEO.	2003	155,986	103,894	6,200	500,000 / Nil			12,041
Troy Bullock [7]	2005	23,589	Nil	1,000	Nil / Nil			5,474
Former Chief Financial	2004	150,000	85,650	6,000	Nil / Nil	N/A	N/A	11,783
Officer	2003	150,000	7,889	31,000	150,000 / Nil			7,894

NOTES:

(1)	Car allowance unless otherwise stated

(2)	Mr. Coyne was hired on May 18, 2005 and his annual compensation figures reflect pro-rated amounts

(3)	Mr. Dorin was hired on September, 2005 and his annual compensation figures reflect pro-rated amounts

(4)	Mr. Comerford was hired on August 8, 2005 and his annual compensation figures reflect pro-rated amounts

(5)	Dr. Chan rejoined the Company in April 2004

(6)	Mr. Hunter left the Company on April 28, 2005

(7)	Mr. Bullock left the Company on Feb 28, 2005

Long-Term Incentive Plans

No Long Term Incentive Plan awards were made to any Named Executive Officer for the year ended December 31, 2005.

Stock Options

The following table sets forth the stock options granted during the year ended December 31, 2005, and awarded to each of the Named Executive Officers:

				Market Value of
				Common Shares
	Number of	% of Total		Underlying
	Common Shares	Options	Average	Options on the
	Under Options	Granted in	Exercise Price	Date of Grant
Name	Granted	2005	($/common share)	($/common share)	Expiration Date

William Coyne	100,000	5.33%	US$0.69	US$0.69	May 2, 2010
George Dorin [1]	Nil	Nil	N / A	N / A	N / A
William Comerford	70,000	3.73%	US$1.22	US$1.22	August 5, 2010
Dr. Amiee Chan	15,000	0.80%	$1.16	$1.16	May 16, 2010
Cameron Hunter	Nil	Nil	N / A	N / A	N / A
Troy Bullock	Nil	Nil	N / A	N / A	N / A

NOTES:

(1)	Mr. Dorin was granted 80,000 options at a price of $0.80 on February 10, 2006, with a term of five years, vested after two years.

Aggregated Option Exercises in last Fiscal Year and Fiscal Year-End Option/SAR values

The following table sets forth details of all exercises of stock options during the year ended December 31, 2005 by the Named Executive Officers of the Company and the fiscal year-end value of unexercised options on an aggregated basis:

	Securities	Aggregate	Unexercised Options/SARs	Value of Unexercised
	Acquired on	Value	at Fiscal Year-End	In-the-Money Options/
Name	Exercise	Realized	(3) (4)	SARs at Fiscal Year-End
		(2)	(#)	(3) (4) ($)
	(#)(1)	($)	Exercisable/Unexercisable	Exercisable/ Unexercisable
William Coyne	Nil	Nil	Nil / 100,000	Nil / 17,488
George Dorin	Nil	Nil	Nil / Nil	Nil / Nil
William Comerford	Nil	Nil	35,000 / 35,000	Nil / Nil
Dr. Amiee Chan	Nil	Nil	Nil / 90,000	Nil / 6,750
Cameron Hunter	350,000	216,500	150,000 / Nil	Nil / Nil
Troy Bullock	150,000	69,750	175,000 / Nil	Nil / Nil

NOTES:

(1)	Number of common shares of the Company acquired on the exercise of stock options.

(2)	Calculated using the closing price of common shares of the Company on The Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)	As freestanding SARs have not been granted, the numbers relate solely to stock options.

(4)	Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2005, less the exercise price of in-the-money stock options.

Stock Option Repricing

The Company did not reprice any options held by any of the Named Executive Officers during the most recently completed fiscal year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for the directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into an employment agreement with Mr. William Coyne dated May 16, 2005 pursuant to which he acts as the Company’s Chief Executive Officer, effective May 16, 2005. The agreement is for an indefinite period. Mr. Coyne receives an annual base salary of US$200,000 plus benefits totalling approximately $20,000, and is entitled to participate in the Company’s bonus program. If Mr. Coyne’s employment is terminated without cause, he will receive ten (10) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment. Upon termination of his employment, Mr. Coyne’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. William Comerford dated August 8, 2005, pursuant to which he acted as the Company’s Vice President of Global Sales, effective August 8, 2005. The agreement is for an indefinite period. Mr. Comerford receives an annual base salary of US$175,000 (with no benefits) and is entitled to participate in the Company’s bonus program. If Mr. Comerford’s employment is terminated without cause, he will receive six (6) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.

The Company entered into an employment agreement with Mr. George Dorin dated September 28, 2005, pursuant to which he acted as the Company’s Chief Financial Officer, effective September 28, 2005. The agreement is for an indefinite period. Mr. Dorin receives an annual base salary of $160,000 plus benefits totalling approximately $24,000 and is entitled to participate in the Company’s bonus program. If Mr. Dorin’s employment is terminated without cause, he will receive six (6) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.

Mr. Cameron Hunter was terminated as the Company’s Chief Executive Officer on April 28, 2005, and in accordance with his employment agreement he received 11 months of his annual compensation, in lieu of notice of termination of employment. Mr. Hunter’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years.

Mr. Troy Bullock resigned from the Company on February 28, 2005. Mr. Bullock received no compensation upon his resignation of employment. Mr. Bullock’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years.

Composition of the Compensation Committee

Members of the Compensation Committee who served during the fiscal year ended December 31, 2005 were Messrs Caprio, Sharpe and Dixon.

Report on Executive Compensation

The Compensation Committee (“the Committee”) reviews and makes recommendations to the Board with respect to Norsat’s Executive Compensation Plan and Stock Option Plan. The Committee recommends to the Board the compensation of the Chief Executive Officer, reviews and approves management’s recommendations for compensation and bonuses for senior management and grants of stock options. The Committee is also responsible for reviewing executive management succession and development plans. The Committee reports to the Board and the Board gives final approval on compensation matters.

Compensation Objectives

During 2003, the Committee, with the participation of the executive, undertook a complete review of compensation policies for the executive, management and the employees of the Company including having the policies reviewed by an outside professional compensation firm. New compensation policies were established to address the following objectives:

  To assist the Company to attract and retain highly qualified individuals.
  To reward employees annually for achieving financial results.
  To create among employees a sense of ownership in the Company and to align the interests of the employees with those of the shareholder.
  To create a variable component to compensation that is linked to the Company’s business strategy, the Company’s ability to pay and the employee’s ability to influence results.
  To ensure competitive compensation that is also financially affordable for the Company.
  To provide a rational methodology for incentive compensation and stock option grants that employees understand and support.
  To attract and retain talented individuals to lead those functions that are important to Norsat’s success.

In January 2004 the Company introduced a new “results oriented” compensation plan creating a significant variable component to compensation that is linked to key operating metrics. The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual incentive compensation and long term equity participation through its Stock Option Plan. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada. The plan was reviewed by the Compensation Committee in 2005 and the committee approved its continued use for the Company.

Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group (see above) and other relevant external market data as well as the individual’s skill performance, and experience. The Company’s benefit package is designed to be competitive with its peer group in the industry in terms of revenues and number of employees.

Performance Bonus

In recent history the Company has not provided a formal Performance Bonus Plan due to the lack of profitability performance. In January 2004, an annual incentive compensation plan was introduced to all employees based on the objectives previously discussed. Payments under this plan are determined based on the Company’s performance and success in achieving specific operating targets together with the performance of the employee relative to key individual performance objectives. The significant considerations in determining bonuses for the executive officers include revenue and income objectives as well as personal achievements that contribute to the company’s success. Seventy percent of the executive’s bonus is determined by corporate results and thirty percent is based on individual performance.

Equity Participation

The Board believes that all employees should have a stake in Norsat’s future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of the stock option grant and the Committee reviews and recommends to the Board the allocation of such grant to directors, officers and employees, primarily based on whose decisions and actions can have the greatest impact on the Company’s performance. Options are issued at the market price of the stock at the date of the grant. The options have up to a ten (10) year term and vest between 1 and 4 years. Normal employee grants have a five-year term and vest in two years.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is reviewed annually by the Committee and approved by the Board of Directors. Mr. Coyne receives an annual salary of US$200,000 and a specified bonus as follows:

A target award of 75% of annual base salary based on the achievement of Corporate and individual goals established by the Committee. Corporate goals consist of Total Revenues and Net Earnings from Continuing Operations before Amortization, Restructuring Charge, Other Expenses and Income Taxes. Based on the performance achieved for fiscal 2005, Mr. Coyne was awarded bonuses totalling 35% of his pro-rated annual salary.

Submitted by the Compensation Committee, Joseph Caprio, Chairman, Dan Dixon, James Sharpe.

PERFORMANCE GRAPH

The following line graph and table compare the return on the Company's common shares for the period 2000 through 2005, assuming a $100 initial investment with all dividends reinvested, to the cumulative returns, for the same investment with all dividends reinvested, in respect of the S&P/TSX composite index.

	2000	2001	2002	2003	2004	2005
Norsat	$21.69	$15.98	$6.85	$2.60	$2.97	$4.20
S&P/TSX Index Toronto)	$106.18	$91.38	$78.61	$97.71	$109.90	$133.97

COMPENSATION OF DIRECTORS

Effective January 1, 2006, each director of the Company who is not an executive officer of the Company is paid an annual fee as follows:

Chairman	$31,000
Vice Chairman and Chairman of the Audit Committee	$29,000
Chairman of the Compensation Committee	$23,000
Director	$20,000

In addition, each director will receive $1,000 for each board meeting attended during the year. The Company also reimburses its directors for disbursements that they have incurred on behalf of the Company.

The following table sets forth details of all exercises of stock options during the year ended December 31, 2005 by directors who are not Named Executive Officers of the Company as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

	Securities	Aggregate	Unexercised Options/SARs at	Value of Unexercised
	Acquired on	Value	Fiscal Year-End	In-the-Money Options at
Name	Exercise	Realized		Fiscal Year-End
	(#)(1)		(#)(3)	($)(3)(4)
		($)(2)	Exercisable/ Unexercisable	Exercisable/ Unexercisable

Ugo Doninelli	Nil	Nil	325,000 / Nil	29,576 / Nil
James Sharpe	Nil	Nil	100,000 / Nil	Nil / Nil
Joseph Caprio	Nil	Nil	100,000 / Nil	22,152 / Nil
Dan Dixon	Nil	Nil	100,000 / Nil	22,152 / Nil
Christopher Hoyle	Nil	Nil	100,000 / Nil	17,488 / Nil

NOTES:

(1)	Number of common shares of the Company acquired on the exercise of stock options.

(2)	Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)	As freestanding SARs have not been granted, these numbers relate solely to stock options.

(4)	Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on The Toronto Stock Exchange on December 31, 2005, less the exercise price of in-the-money stock options.

The following table sets forth the stock options granted during the year ended December 31, 2005, and awarded to directors or former directors who are not Named Executive Officers of the Company.

				Market Value of
	Number of	% of Total		Common Shares
	Common Shares	Options	Exercise Price	Underlying
Name					Expiration Date
	Under Options	Granted in	($/common share)	Options on the
	Granted	2005		Date of Grant
				($/common share)
Ugo Doninelli	50,000	2.66%	US$0.65	US$0.65	May 2, 2010
Ugo Doninelli	150,000	7.99%	US$0.92	US$0.92	May 19, 2010
James Sharpe	100,000	5.33%	US$ 0.90	US$0.90	May 18, 2010
Joseph Caprio	100,000	5.33%	US$ 0.65	US$0.65	May 2, 2010
Dan Dixon	50,000	2.66%	US$0.65	US$0.65	April 16, 2010
Dan Dixon	50,000	2.66%	US$0.65	US$0.65	May 2, 2010
Christopher Hoyle	100,000	5.33%	US$0.69	US$0.69	May 2, 2010

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information about the Company’s compensation plan under which equity securities are authorized for issuance

	Number of common	Weighted – average exercise price Of outstanding options	Number of common shares
Plan Category	shares to be		Available for future issuance
	Issued upon exercise of		under
	Outstanding options		Equity compensation plan
Equity compensation plan approved by	2,209,233	$1.96	2,034,177
shareholders
Equity compensation plans not	-	-	-
Approved by shareholders

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, senior officer or proposed nominee was indebted to the Company or any of its subsidiaries during fiscal 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, none of the directors or senior officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons had, since January

1, 2005 (being the commencement of the Company's last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s Board of Directors and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. During the past year, both management and the Board have monitored and, where appropriate, responded to regulatory developments aimed at improving corporate governance practices, increasing corporate accountability and enhancing the transparency of public company disclosure and will continue to monitor the developments in corporate governance practices.

On June 30, 2005, National Instrument 58-101, Disclosure of Corporate Governance Practices (the “Instrument”) and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) issued by the Canadian Securities Administrators (CSA) came into effect, replacing the guidelines previously issued by the Toronto Stock Exchange. The Guidelines and the Instrument require listed companies to annually disclose its approach to corporate governance with reference to specific matters. The following disclosure is in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practice.

Board of Directors

The Guidelines recommend that a board of directors should be constituted by a majority of individuals who qualify as “independent directors”. For the purpose of the Guidelines, a director is independent if he or she has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship which could in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement and there are certain relationships that are considered to be a “material relationship” under section 1.4 of Multilateral Instrument 52-110 (“MI 52-110”) (as referred to in the Instrument and the Guidelines).

The directors of the Company have examined the relevant definitions in the Guidelines, the Instrument and under section 1.4 of MI 52-110 and have individually considered their respective interests in and relationships with the Company. As a consequence, the Board has determined that on a rigorous application of these definitions, all five of the Board’s directors are independent.

Certain directors of the Company are presently directors of other reporting issuers. For further details and information, please refer to pages 4 and 5 under the heading “Election of Directors”.

The Guidelines recommend that a board of directors should have in place appropriate structures and procedures to enable the board to function independently of management. The Guidelines recommend that the chair of the board of directors be an independent director. The Chairman of the Board of the Company, Mr. Doninelli, is not an employee of the Company and is not regularly involved in the day-today management of the Company and satisfies the definition of independence under the Guidelines. The Chairman is responsible for managing the affairs of the Board of the Company and works with the President/CEO and other management to ensure effective relations with members of the Board of the Company, the shareholders and the public.

Individual directors of the Company may engage outside advisors at any time at the Company’s expense, subject to the approval of the Chairman of the Board, to provide advice with respect to a corporate decision or action. In addition, each Committee of the Board has the power to engage outside advisors to advise and assist them in situations that they deem necessary.

For information on attendance of members of the Board at Board meetings and Committee meetings, please refer to page 6 under the heading “Record of Attendance by Directors for the Twelve Months Ended December 31,2005”.

The Guidelines recommend that a board of directors should examine its size having regard to its effectiveness and, where appropriate, consider reducing the number of directors to facilitate more effective decision-making.

The Board considers the size of five directors to be appropriate at the current time.

Committees of the Board

The Guidelines recommend that the nominating committee and the compensation committee should be composed of independent directors. MI 52-110 requires the audit committee to be composed of independent directors satisfying all criteria as set out in MI 52-110. The Board has established two standing committees, the Audit Committee, and the Compensation Committee. Each of such committees has adopted a written charter and is composed entirely of independent directors as defined under the Guidelines. For detail of the members of each committee, please refer to pages 4 and 5 under the heading “Election of Directors”.

The Compensation Committee is both a nomination committee and compensation committee for the purposes of the Guidelines and the Instrument and also serves as the Company’s corporate governance committee.

Audit Committee

In addition to its statutory duties, and as required under MI 52-110, the Audit Committee assists the Board in its oversight of the integrity of the Company’s financial statements, the external auditors qualifications, independence and objectivity, the performance of the external auditors, the adequacy and effectiveness of internal controls and compliance with legal and regulatory matters. The Board, through the Audit Committee, identifies principle risks in the business and ensures that those risks are appropriately managed. The Audit Committee also reviews management policies and procedures for appropriateness and effectiveness.

All members of the Audit Committee are financially literate. “Financial literacy” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. None of the members of the Audit Committee receives, directly or indirectly, any compensation from the Company other than compensation described in this information circular (see page 12 under the heading “Compensation of Directors”).

Subject to the powers of the Shareholders under the Business Corporations Act (British Columbia) to appoint and revoke the appointment of the external auditors, the Audit Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors and to fix their remuneration. The Audit Committee is directly responsible for the oversight of the work of the external auditors, including reviewing relationships between the external auditors and the Company and resolution of disagreements between management and the external auditors regarding financial reporting. The Audit Committee has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditors. The Audit Committee is also charged with reviewing with the external auditors any audit problems or difficulties and management’s response.

The Audit Committee, which has oversight responsibility for management reporting on internal controls, requires that management implement and maintain appropriate internal control procedures. The Audit Committee meets with the external auditors and with management to assess the adequacy and effectiveness of these systems of internal control. The Audit Committee also reviews reports from the external auditors on the Company’s control environment and internal controls implemented to ensure any weaknesses identified have been remedied. The chairman of the Audit Committee has direct access to the partner in charge of this engagement and the Audit Committee approves internal audit engagement fees and terms provided by the external auditors.

The Audit Committee terms of reference provide that the Committee will meet separately with the external auditors and senior management on a regular basis to discuss and review specific issues as appropriate.

The Audit Committee also ensures that there are adequate procedures in place for the review of the Company’s public disclosure of financial information. Among other things, the Audit Committee reviews:
 • Quarterly Interim Financial Statements and related Management’s Discussion and Analysis (“MD&A”), the Annual Consolidated Financial Statements and related MD&A, the Annual Information Form and this Information Circular;
• earnings press releases
• prospectuses relating to the issuance of securities by the Company; and
• any significant issues reported to management by the external audit function and management’s responses to any such reports.

The Charter of the Audit Committee is attached as Schedule A to this Information Circular.

Report on the Audit Committee Mandate

The Audit Committee has met all of the requirements of its mandate. In particular, the Audit Committee is comprised of three independent directors all of whom are financially literate.

In particular, the Audit Committee reviewed the independence criteria for external auditors and was satisfied the independence criteria have been met. The Chair of the Audit Committee met separately with the engagement partner from the external audit firms during the year independently of the Audit Committee and management. The Audit Committee met four times in total during the year.

During 2005, the Audit Committee encouraged adherence to and continuous improvements of the Company’s policies, procedures and practices at all levels. In particular, the Audit Committee has established that the Chair of the Audit Committee is the person to receive complaints regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by employees of concerns regarding such matters (whistle-blowing).

Resignation of KPMG

On June 21, 2005, the audit firm KPMG informed the Company of its determination to not accept the appointment as auditors of the Company for the fiscal year ending December 31, 2005. There has been no reservation on the Company’s financial statements on which KPMG issued a report and KPMG’s decision does not result from any disagreement with Company management.

Appointment of Ernst & Young

On September 19, 2005, the Board of Directors and Audit Committee of the Board announced the retention of Ernst & Young LLP, a leading professional services firm, as its auditing firm for the fiscal year ending December 31, 2005. Ernst & Young LLP, a global leader in professional services, is committed to providing clients with solutions based on financial, transactional and risk-management knowledge in Ernst & Young's core services of Audit, Tax and Transaction Advisory Services

The Committee also discussed with the external auditors matters relating to its independence, including a review of audit and non-audit fees and the disclosures made to the Committee pursuant to Independence Standards Board Standard No1. (Independence Discussions with Audit Committees). During 2005 Ernst &

Young has billed the Company $130,000 for audit service, $19,100 for audit related services and $nil for taxation compliance and advice.

A copy of the reporting package required pursuant to National Instrument 51-102 is attached to this Information Circular as Schedule B.

Compensation Committee

The Compensation Committee has responsibility to review and recommend for approval by the Board all remuneration of the officers of the Company, including the CEO. As recommended in the Guidelines, the Compensation Committee reviews the amount and the form of compensation of directors. In making recommendations to the Board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as comparative data derived from a survey of board compensation at other companies, which has been analyzed by an independent outside consultant. For detailed discussion on the process adopted by the Compensation Committee in respect of Executive Compensation, please refer to page 7 under the heading “Statement on Executive Compensation”.

The Compensation Committee is also responsible for identifying, evaluating and recommending nominees to the Board of Directors and its committees, in consultation with the Chairman and the President and CEO. The Committee determines what competencies, skills and personal qualities it should seek in new board members to add value to the Company. In certain circumstances the Committee may retain outside consultants to conduct searches for appropriate nominees.

The Compensation Committee assists the Board in applying governance principles and practices, and tracks developments in corporate governance, adapting best practices to the needs and circumstances of the Company. In particular, the Committee has reviewed and responded to the provisions under the Instrument and the Guidelines. During 2004, the Committee performed a review of the Board Governance manual and updated the manual as appropriate. The Committee will modify its practices and the practices of the Board and its other Committees as necessary and from time to time to maintain a high standard of governance. In 2005, the Committee met four times.

Mandate and Responsibilities of the Board

The Board adopted “Terms of Reference for the Board”. The Guidelines provide that a board of directors should explicitly assume responsibility for the stewardship of a corporation. The Board’s terms of reference provide that the Board act in a supervisory role and that any responsibilities not delegated to management remain with the Board. In this regard, the Board approves the corporate objectives which management is responsible for meeting and assesses management against these objectives. The Chairman of the Board is not a member of management.

The scope of the Board’s supervisory role expressly includes such matters as the strategic planning process, identification and management of risks, internal controls, communications policy, succession planning and governance.

To support it in its supervisory role, the Board expects management, among other things, to:
• undertake an ongoing review of the Company’s strategies and their implementation in light of evolving conditions, and to present a comprehensive annual operating plan and report regularly on the Company’s performance and results relative to that plan, as well as on the Company’s business and other affairs, with a focus on matters of material consequence for the Company and its Shareholders;
• implement systems to identify, monitor and manage the principal risks of the Company’s businesses;
• implement and maintain appropriate systems of internal controls and management information systems;

and
• implement and maintain effective communications practices, ensuring timely and accurate reporting to investors and the capital markets.

The Guidelines recommend that a board of directors should assume responsibility for the adoption of a strategic planning process. Long-term goals and strategies for the Company are developed as part of an annual strategic planning process with the Board. In 2005, the Company developed a long-term strategic plan and this plan is updated annually. The strategic planning process also includes the preparation of a detailed one-year operating plan. Through this process, led by the CEO and senior management of the Company, the Board adopts the operating plan for the coming financial year and monitors senior management’s relative progress through a regular reporting and review process. The Board reviews, on a quarterly basis, the extent to which the Company has met the current year’s operating plan.

The Guidelines recommend that a board of directors should identify a corporation’s principal business risks and ensure implementation of appropriate risk management systems. The Board has identified the principal risks of the Company’s business and monitors, through established systems and procedures, the efficiency and use of resources, processing facilities and monetary resources as well as compliance with regulatory standards.

The Guidelines recommend that a board of directors should assume responsibility for the integrity of a corporation’s internal control and management information systems. The Board, through its Audit Committee, meets with the Company’s external auditors to discuss the results of the annual audit, which includes, in accordance with Canadian generally accepted auditing standards, consideration of internal controls in planning the audit. The Audit Committee also reviews the Company’s internal control and management information systems with management annually as part of its financial risk assessment.

The Guidelines recommend that a board of directors should assume responsibility for a corporation’s communications policy. The Company’s Board reviews and approves the contents of major disclosure documents, including the Annual Consolidated Financial Statements and MD&A, the Quarterly Interim Reports and Interim MD&A, the Annual Information Form, this Information Circular, and all material press releases. The Company’s communications practices for communication with securities and investment analysts and the public are designed to avoid selective disclosure.

In this regard:

• procedures are in place to provide timely information to investors and potential investors and to respond to investor inquiries and concerns;
• the CEO, the CFO and other senior executives meet periodically with institutional investors regarding the Company’s results of operations;
• staff are also available to Shareholders by telephone and fax and the Company maintains comprehensive investor relations communications on its web site at http://www.norsat.com.

In addition, the Company conducts an active shareholder relations program, under the direction of the Chief Financial Officer of the Company. The program involves meeting with a broad spectrum of investors, including open briefing sessions for investment fund managers and others with respect to reported financial results and other announcements by the Company. The Chief Executive Officer and the Chief Financial Officer report regularly to the Board with respect to these matters.

The Guidelines recommend that a board of directors should assume responsibility for succession planning, including appointing, training and monitoring senior management. Through its Compensation Committee, the Board reviews all appointments of officers, including the CEO. The Compensation Committee also has responsibility for assessing the requirements and performance, on an overall basis, of the CEO and officers in order to recommend salaries and incentive awards for performance. The CEO has in place a process whereby senior managers develop objectives, review them with the CEO and are measured against them. The Board, through the Compensation Committee, review and monitor the CEO and other executive officers of the Company to satisfy itself of the integrity of such officers and to oversee that they create a culture of integrity throughout the Company. In addition, position descriptions and terms of reference have been developed for the directors, the Chairman and the President and CEO.

Delegations of authority have been implemented by the Board to define the limits of management’s authority and responsibilities.

Code of Business Conduct and Ethics

The Company’s Board adopted a Code of Business Conduct and Ethics, which applies to all directors, officers and employees of the Company and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers (together, the “Codes”). These Codes were implemented by the Company during 2004.

The Board monitors compliance with the Codes by requiring that all employees have read and signed the Codes (as applicable to them) and by charging management with raising to the Board’s attention any issues that arise with respect to the Codes. In addition, the Board has adopted a Whistle-Blower Procedure and process, which allows for anonymous submission of complaints or issues relating to the Codes or to any accounting or financial improprieties that may arise. Should any Director or Officer depart from or violate the Codes, a material change report is required to be filed. There have been no such departures or violations, and hence no material change reports have been filed in 2005.

Decisions Requiring Prior Approval by the Board

The Board of Directors has delegated to the CEO and senior management the responsibility for day-today management of the business of the Company, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must by law or by the Articles of the Company be approved by the Board, the Board has specified limits to management’s responsibility and retains responsibility for significant changes in the Company’s affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

Expectations of Senior Management

As part of its annual strategic planning process, the Board’s expectations of senior management over the next financial year, and in the context of the longer-term strategic plan, are specified. As recommended in the Guidelines, the Board also reviews and approves the annual corporate performance objectives for which the CEO is responsible. The CEO and other members of the senior management team review the Company’s progress at Board and committee meetings, normally held every quarter. The reviews report on strategic, operational and financial issues facing the Company.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, Directors’ and Officers’ Liability Insurance. The coverage relates to protection provided for directors and officers against liability incurred by them in their capacities as directors and officers of the Company and its subsidiaries. The 2005 premiums for this insurance coverage in the amount of $10,000,000 amounted to $186,100.

Orientation and Continuing Education

The Guidelines recommend that a corporation should provide an orientation and education program for new directors. In addition to having extensive discussions with the Chairman of the Board and the CEO with respect to the business and operations of the Company, a new director receives an orientation package, which includes a record of public and other information concerning the Company, prior Board briefing packages and prior minutes of meetings of the Board of Directors and applicable Committees. Each director assumes responsibility for keeping themselves informed about the Corporation’s business and relevant developments outside the Corporation which affect its business. Individual directors also periodically attend conferences and seminars related to the industry and governance matters organized by professional organizations. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. The Board also meets regularly to discuss issues outside of the presence of management.

In addition, the directors annually take part in tours of the Corporation’s operations in order to assist the directors in better understanding the Company’s business. These tours include informal presentations and discussions with management and employees. The Board also encourages senior management to ensure that employees who are seen as potential future senior executives of the Corporation interact with the Board from time to time to allow the Board members themselves to assess that future potential.

Assessments

Ensuring the effectiveness of the Board is an ongoing process. A formal system for evaluation of the Board as a whole has been established and is performed annually.

Each year the Board (with the assistance of the Compensation Committee) formally reviews its own performance, the performance of each committee of the Board and the performance of the Chief Executive Officer. The Board has not formalized an individual director peer assessment because the Board has determined the comprehensive performance assessment that it performs for the Board as a whole and its various committees gives the Chair sufficient information on individual directors performance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com and at the Company’s website at www.norsat.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

The Company will provide to any person or company, without charge to any security holder of the company, upon request to the Corporate Secretary of the company, copies of the Company’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2005 together with the accompanying auditors report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year, and the Company’s Information Circular in respect of the meeting to be held on May 25, 2006.

If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102, the Company is required to annually send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders an beneficial owners may use to request a copy of the company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owner should note that, under applicable Canadian securities laws, the Company is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically request a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.norsat.com.

EFFECTIVE DATE

Except as otherwise specified, the information set forth in this Information Circular is provided as of April 21, 2006.

APPROVAL BY DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 21st day of April 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"George Dorin"
Chief Financial Officer and Corporate Secretary

SCHEDULE A

To the Information Circular of Norsat International Inc.
Dated April 21, 2006

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Norsat International Inc. (the “Company”) is to assist the Board in achieving its oversight responsibilities with respect to the Company. The Committee shall be governed by this Charter.

Organization

The Committee shall be composed of not less than three Independent Directors, as defined below. Each must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (or be able to do so within a reasonable period of time after appointment to the Committee); and (c) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

For purposes of this Charter, an “Independent Director” is defined the same as that defined in the boards corporate governance guidelines.

Definition of What Constitutes Independence for Directors

No director will qualify as independent unless the board of directors affirmatively determines that the director has no material relationship with the Company. Independent Directors are encouraged to limit the number of other boards on which they serve, taking into account potential board attendance, participation and effectiveness on these boards. Independent Directors should also advise the Chairman of the Board and the Chairman of the Audit Committee in advance of accepting an invitation to serve on another board. Independent Directors may not receive any compensation for services excluding normal course board remuneration.

No director will qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company. A material relationship will include but is not limited to:

• Employment by the company within the last 5 years
• Receiving any fees for services (outside normal board remunerations)
• Immediate family of an officer
• Controlling shareholder of the company

• Executive of a related company
• Executive of a competing company
• Significant shareholder of a competing company

Statement of Policy

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate reports of the corporation. In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the directors, the independent auditors, and the financial management of the corporation.

Responsibilities

In carrying out its responsibilities, the Committee shall: (a) review the Company’s annual audited and quarterly financial statements prior to release to any shareholder, governmental body or the public, including any certification, report, opinion, or review rendered by the Company’s auditors; (b) review on an annual basis the independence of the Company’s auditor; (c) be directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm; (d) provide an assessment of the effectiveness of the Company’s internal controls over financial reporting; (e) at the request of the Board, review the Company’s other financial statements, reports and information submitted to any shareholder, governmental body or the public; and (f) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

Procedures

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

•	Annually, review with management and recommend to the Board the appointment of independent auditors of the corporation, its divisions and subsidiaries.
•	Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.
•	Review with the independent auditors and the financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls, information technology controls, security and other matters relating to the corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the committee periodically should review company policy statements to determine their adherence to the code of conduct.

•	Review the internal audit function of the corporation including the independence and authority of its reporting obligations; the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.
•	Receive prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.
•	Prior to their release, review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.
•	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the corporation’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.
•	Review accounting and financial human resources and succession planning within the company.
•	The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder. Specifically, the report shall disclose whether the
Committee has reviewed and discussed the annual financial statements with management, discussed the required items with the independent accountants and auditors, and received the written report from the auditors regarding their independence. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

RESPONSIBILITIES OF THE BOARD OF DIRECTORS

Annual Review of the Audit Committee Structure and Membership.

The Board shall annually review the structure and membership of the Committee and shall take such action as may be necessary to ensure that the structure and membership of the Committee meets the requirements set forth in this Charter.

Annual Review and Reassessment of Charter.

At its annual meeting, the Board shall review and reassess the adequacy of this Charter and shall make such modifications or amendments to this Charter as the Board shall deem necessary or desirable. Nothing herein shall prevent the Board from adopting standards, policies, procedures and responsibilities beyond those set out in this Charter.

SCHEDULE B

To the Information Circular of Norsat International Inc. Dated April 21, 2006

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

Phone 604 891-8200
Fax: 604 643-5422

October 6, 2005

Ontario Securities Commission
British Columbia Securities Commission

Dear Sirs/Mesdames:

Re: Norsat International Inc. – Change of Auditor

We acknowledge receipt of a Change of Auditor Notice (the "Notice") dated September 22, 2005 delivered to us by Norsat International Inc.

Pursuant to section 4.11 of National Instrument 51-102, please accept this letter as confirmation of Ernst & Young that we have reviewed the Notice and based on our knowledge of the information at this date, we agree with each of the statements contained therein.

Yours sincerely,

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Vancouver, Canada

cc: *Bill Coyne, President and Chief Executive Officer*
Norsat International Inc.

A member of Ernst & Young Global

Norsat International Inc.

Tel. 604.292.9000
Fax 604.292.9100
www.norsat.com

September 22, 2005

Gayle T. Tippe
Partner, Assurance Services
KPMG LLP
Metrotower II
Suite 2400
4720 Kingsway
Burnaby, British Columbia
V5H 4N2

Dear Mr. Tippe:

The undersigned, on behalf of the Board of Directors of Norsat International Inc. (the "Company"), hereby notifies you, pursuant to Section 4.11(6)(iii) of National Instrument 51-102 of the Canadian Securities Administrators ("NI51-102"), that, effective September 16, 2005, the Company has appointed Ernst & Young LLP to serve as its auditor for the fiscal year ending December 31, 2005 and an updated Notice of Change of Auditor is attached to this letter.

We request that KPMG LLP review the attached Notice of Change of Auditor and prepare a letter to the applicable securities regulatory authorities stating whether KPMG LLP agrees, disagrees or has no basis to agree or disagree with each statement in this notice. It is a requirement of NI51-102 that this letter to be delivered to the Company no later than October 6, 2005.

If you have any questions regarding this notice, please do not hesitate to contact me at 604-292-9108.

Sincerely,

Bill Coyne
President and CEO
Norsat International Inc.

Attachment - Notice of Change of Auditor